
05005699


ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
FEB 2005
WASH, D.C.

Your reference File No. 82-5089
Our reference RR/eh
Date 02/04/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services announces commutation agreement between Centre and Equitas"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Enclosures

File No. 82-5089

Media Release


ZURICH
FINANCIAL SERVICES

Zurich Financial Services announces commutation agreement between Centre and Equitas

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, February 4, 2005 – Zurich Financial Services Group (Zurich) announced that Centre Group, a subsidiary of Zurich, and Equitas have reached an agreement to commute policies purchased from Centre by Lloyd's syndicates reinsured by Equitas. As a result of the agreement, Centre paid Equitas USD 547 million. The commutation effectively eliminates the Centre Group's exposure to syndicates reinsured by Equitas. Centre previously recognized these liabilities on its balance sheet in the regular course of business in accordance with the applicable accounting policies. This commutation represents significant progress in the overall run-off of Centre's liabilities.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN